Exhibit 10.18

Written Description of Provident Financial Services, Inc.’s 2010 Annual Incentive Plan

2010 Cash Incentive Compensation Plan.  On January 28, 2010, the Board of Directors of Provident Financial Services, Inc. (the “Company”), on the recommendation of its Compensation  Committee, approved an annual  performance-based incentive plan for the payment of incentive cash compensation to certain officers and  employees of The Provident Bank, the Company's wholly owned savings bank subsidiary (the "Plan"), including senior executive officers.  The Plan provides for cash incentive payments based primarily on the Company's 2010 financial performance compared with certain targets (the "Corporate Targets").  Incentive payments based on the Company's 2010 financial performance may be made if the Company meets or exceeds 95% of any of the Corporate Targets ("Threshold").

For senior executive officers  (including the Chief Executive Officer and the Chief Financial Officer), 100% of the incentive payment that may be made under the Plan will be based on the Company's 2010 performance using the following Corporate Targets  that relate to the  Company's  business plan and strategic objectives: (i) net income  (weighted 20%); (ii) efficiency ratio (weighted 10%); (iii) net interest margin (weighted 5%); (iv) core deposits as a percentage  of total deposits  (weighted 10%); (v) total loans, net of the provision for loan losses (weighted 10%); (vi) non-performing assets as a percentage of average assets compared to peers  (weighted 10%); (vii) services per household (weighted 5%); (viii) return on average assets  (weighted 10%); (ix) Tier 1 risk-based  capital  (weighted 5%); (x) EPS growth compared to peer group median (weighted 10%); and (xi) evaluation of audit and compliance  issues (weighted 5%).

For other officers and employees  eligible to  participate  in the Plan, a portion of the  incentive  payment that may be made under the Plan will be based on the Company's 2010 performance  using the following Corporate  Targets:  (i) earnings per share (weighted  50%); (ii) efficiency  ratio (weighted 25%); and (iii) return on average assets (weighted  25%).  A portion of the incentive payment will also be based on individual performance against personal goals and objectives, and may be paid whether or not Corporate Targets have been met.

Incentive payments will be a percentage of the employee's base salary.  Using estimated 2010 base salary levels and the current number of employees that could participate in the Plan (320 persons), the total cash incentive payments that may be made for 2010 would range from approximately $1.5 million at the Threshold level up to $6.0 million at the Maximum level.